UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-13-60
ANNUAL REPORT
FOR THE PERIOD

Beginning January 1, 2003 and Ending December 31, 2003

TO THE
U.S. SECURITIES AND EXCHANGE COMMISSION
OF

ENTERGY SERVICES, INC.
 ___________________________________________________________________
(Exact Name of Reporting Company)

A                                Subsidiary         Service Company
  _______________________________
("Mutual " or "Subsidiary")

Date of Incorporation         February 11, 1963                   If not Incorporated, Date of Organization
                                                            _______________________                                                                             _______________

State or Sovereign Power under which Incorporated or Organized                            Delaware
                                                                                                                          _________________________

Location of Principal Offices of Reporting Company            639 Loyola Avenue, New Orleans, Louisiana
                                                                                          _____________________________________

Name, title and address of officer to whom correspondence concerning this report should be addressed:

Mr. Nathan E. Langston              Sr. VP, Chief Accounting Officer                   P.O. Box 61000, New Orleans, La. 70161
_________________________________________________________________________________________________
      (Name)                                                           (Title)                                                                               (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Entergy Corporation

INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of Filing

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Sec. 210.3-01 (b)).

6. Deficits Displayed

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation S-X, Sec. 210.3-01(c)).

7. Major Amendments or Corrections

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart

The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12. Collection of Information

The information requested by this form is being collected because rules 93 and 94 of the Public Utility Holding Company Act of 1935 ("Act") requires it. The Commission uses this information to determine the existence of detriment to interests the Act is designed to protect. The Commission estimates that it will take each respondent thirteen and one-half (13.5) hours to respond to this collection of information. A response to this form is mandatory. Without approval by the Commission, holding companies would be in violation of the Act. The information on this form will not be kept confidential. An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number.

2

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

3

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4

ANNUAL REPORT OF ENTERGY SERVICES, INC.

Schedule I - Comparative Balance Sheet

(In Thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.

Account	Assets and Other Debits	As of December 31
		Current	Prior
	Service Company Property

101	Service company property (Schedule II)	$275,746	$257,121
107	Construction work in progress (Schedule II)	28,283	30,825
	Total Property	304,029	287,946

108	Less accumulated provision for depreciation and amortization of service
	company property (Schedule III)	183,966	158,170
	Net Service Company Property	120,063	129,776

	Investments

121	Non utility property	12	-
123	Investments in associate companies (Schedule IV)	-	-
124	Other Investments (Schedule IV)	-	-
	Total Investments	12	-

	Current and Accrued Assets

131	Cash	43,954	24,876
134	Special deposits	153	153
135	Working funds	495	248
136	Temporary cash investments (Schedule IV)	-	-
141	Notes receivable	-	-
143	Accounts receivable	17,516	20,160
144	Accumulated provision of uncollectible accounts	-	-
146	Accounts receivable from associate companies (Schedule V)	227,544	165,317
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	-	-
163	Stores expense undistributed (Schedule VII)	-	-
165	Prepayments	2,447	-
171	Interest and dividend receivable	9	25
174	Miscellaneous current and accrued assets (Schedule VIII)	777	745
	Total Current and Accrued Assets	292,895	211,524

	Deferred Debits

181	Unamortized debt expense	-	-
182	Other regulatory assets (See Note 4)	63,316	80,017
184	Clearing accounts	(2,705)	5,160
186	Miscellaneous deferred debits (Schedule IX)	102,065	40,007
188	Research, development, or demonstration expenditures (Schedule X)	-	-
190	Accumulated deferred income taxes	120,223	79,309
	Total Deferred Debits	282,899	204,493

	TOTAL ASSETS AND OTHER DEBITS	$695,869	$545,793

5
ANNUAL REPORT OF ENTERGY SERVICES, INC.

Schedule I - Comparative Balance Sheet

(In Thousands)

Account	Account Liabilities and Proprietary Capital	As of December 31
		Current	Prior
	Proprietary Capital

201	Common stock issued (Schedule XI)	$20	$20
211	Miscellaneous paid-in-capital (Schedule XI)	-	-
215	Appropriated retained earnings (Schedule XI)	-	-
216	Unappropriated retained earnings (Schedule XI)	-	-
219	Other Comprehensive Income (Schedule XI)	(9,335)	(10,489)
	Total Proprietary Capital	(9,315)	(10,469)

	Long-Term Debt

223	Advances from associate companies (Schedule XII)	-	-
224	Other long-term debt (Schedule XII)	-	-
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt-debit	-	-
	Total Long-Term Debt	-	-

	Current and Accrued Liabilities

231	Notes payable	-	-
232	Accounts payable	164,174	139,575
233	Notes payable to associate companies (Schedule XIII)	-	-
234	Accounts payable to associate companies (Schedule XIII)	92,515	80,378
235	Customer deposits	3,098	-
236	Taxes accrued	56,317	16,084
237	Interest accrued	-	-
238	Dividends declared	-	-
241	Tax collections payable	-	1,050
242	Miscellaneous current and accrued liabilities (Schedule XIII)	6,022	7,600
	Total Current and Accrued Liabilities	322,126	244,687

	Deferred Credits

253	Other deferred credits (See Note 8)	363,677	292,500
255	Accumulated deferred investment tax credits	2,700	2,700
	Total Deferred Credits	366,377	295,200

282	Accumulated Deferred Income Taxes	16,681	16,375

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$695,869	$545,793

6

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Schedule II - Service Company Property

(In Thousands)

		Balance at		Retirements		Balance
		Beginning		or	Other (1)	at Close
	Description	of Year	Additions	Sales	Changes	of Year

Account
301	Organization	$-	$-	$-	$-	$-
303	Miscellaneous Intangible Plant	49,091	3,037	-	-	52,128
304	Land and Land Rights	1,708	-	-	-	1,708
305	Structures and Improvements	9,398	77	-	-	9,475
306	Leasehold Improvements	23,828	2,101	-	-	25,929
307	Equipment (2)	110,673	5,380	-	-	116,053
308	Office Furniture and Equipment	26,607	468	-	-	27,075
309	Automobiles, Other Vehicles,
	and Related Garage Equipment	570	-	-	-	570
310	Aircraft and Airport Equipment	35,246	7,562	-	-	42,808
311	Other Service Company
	Property (3)	-	-	-	-	-
	SUB-TOTAL	257,121	18,625	-	-	275,746
107	Construction Work in Progress (4)	30,825	16,083	18,625	-	28,283
	TOTAL	$287,946	$34,708	$18,625	$-	$304,029

(1) Provide an explanation of those changes considered material:

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

Subaccount Description					Additions	Balance at Close of Year
Microwave Equipment
	General Office				$247	$11,100
	Computer Center				-	2,929
	System Operations Center				-	402
EDP Equipment
	General Office				4,186	73,867
	Computer Center				942	24,760
	System Operations Center				5	2,995
				TOTAL	$5,380	$116,053

(3) Describe other service company property:

(4) Describe construction work in progress: Primarily computer equipment, computer software upgrades, and leasehold improvements:

7

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Schedule III - Accumulated Provision for Depreciation and Amortization of Service Company Property

(In Thousands)

	Description	Balance at Beginning of Year	Additions Charged to Account 403 or 404	Retirements	Other Changes Add (Deduct) (1)	Balance at Close of Year

Account
301	Organization	$-	$-	$-	$-	$-
303	Miscellaneous Intangible Plant	32,896	8,954	-	-	41,850
304	Land and Land Rights	-	-	-	-	-
305	Structures and Improvements	2,262	297	-	-	2,559
306	Leasehold Improvements	8,802	2,147	-	-	10,949
307	Equipment	82,599	8,722	-	(9)	91,312
308	Office Furniture and Equipment	19,763	2,416	-	-	22,179
309	Automobiles, Other Vehicles,
	and Related Garage Equipment	4,771	6	-	-	4,777
310	Aircraft and Airport Equipment	7,077	3,263	-	-	10,340
311	Other Service Company
	Property	-	-	-	-	-

	TOTAL	$158,170	$25,805	$-	($9)	$183,966

(1) Provide an explanation of those changes considered material:
The credit of $9 thousand represents an adjustment made for salvage and removal costs. Other charges for the amortization of leased property not charged to Account 403 are detailed in Note 5 to the financial statements.

8

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Schedule IV - Investments

(In Thousands)

Instructions:
Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.

Description	Balance at Beginning of Year	Balance at Close of Year

Account 123 - Investment in Associate Companies	$-	$-

Account 124 - Other Investments	-	-

Account 136 - Temporary Cash Investments - Federated Investment	-	-

TOTAL	$-	$-

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Schedule V - Accounts Receivable from Associate Companies

(In Thousands)

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Description	Balance at Beginning of Year	Balance at Close of Year

Account 146 - Accounts Receivable from Associate Companies

See page 9-A	$165,317	$227,544

TOTAL	$165,317	$227,544

		Total
		Payments
Analysis of Convenience or Accommodation Payments:
See page 9-A		$2,018

TOTAL PAYMENTS		$2,018

9

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Schedule V - Accounts Receivable from Associate Companies

(In Thousands)

Description	Balance at Beginning of Year	Balance at Close of Year

Account 146 - Accounts Receivable from Associate Companies

Entergy Arkansas, Inc.	$17,417	$18,344
Entergy Louisiana, Inc.	38,281	44,556
Entergy Mississippi, Inc.	33,175	43,903
Entergy New Orleans, Inc.	192	-
Entergy Corporation	2,941	2,462
Entergy Operations, Inc.	11,480	5,416
Entergy Power, Inc.	44	99
System Fuels, Inc.	140	126
System Energy Resources, Inc.	4,342	2,072
Entergy Enterprises, Inc.	18,826	11,746
Entergy Gulf States, Inc.	32,807	98,820
Associated Company Power Contracts	5,672	-
TOTAL	$165,317	$227,544

	Bulk Power	Other
	Payments	Payments
Analysis of Convenience or Accommodation Payments:

Entergy Arkansas, Inc.	($15,520)	$28
Entergy Louisiana, Inc.	103,092	28
Entergy Mississippi, Inc.	71,551	16
Entergy New Orleans, Inc.	(75,756)	118
Entergy Corporation	-	72
Entergy Enterprises, Inc.	-	1,665
Entergy Gulf States, Inc.	170,326	91
Nonassociated Companies	(253,693)	-

	$-	$2,018

9-A

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Schedule VI - Fuel Stock Expenses Undistributed

(In Thousands)

Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

Description	Labor	Expenses	Total

Account 152 - Fuel Stock Expenses Undistributed	$-	$-	$-

TOTAL	$-	$-	$-

Summary:

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Schedule VII - Stores Expense Undistributed

(In Thousands)

Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

Description	Labor	Expenses	Total

Account 163 - Stores Expense Undistributed	$-	$-	$-

TOTAL	$-	$-	$-

10

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Schedule VIII - Miscellaneous Current and Accrued Assets

(In Thousands)

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

Description	Balance at Beginning of Year	Balance at Close of Year

Account 174 - Miscellaneous Current and Accrued Assets
Unbilled Expenses and Other Receivables	$745	$777

TOTAL	$745	$777

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Schedule IX - Miscellaneous Deferred Debits

(In Thousands)

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

Description	Balance at Beginning of Year	Balance at Close of Year

Account 186 - Miscellaneous Deferred Debits
Miscellaneous Accounts Receivable Refund Clearing	($331)	($411)
Deferred costs for companies not yet billed	(6)	(61)
Non-Expense Accrued Labor	1,081	1,287
Aircraft Chargeback Clearing	(16)	-
Edison Plaza Sub Lease Loss	979	694
Employee Benefits	34,033	88,464
Minimum Pension Liability	4,303	12,312
Other	(36)	(220)

TOTAL	$40,007	$102,065

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Schedule X - Research, Development or Demonstration Expenditures

(In Thousands)

Instructions:
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

Description		Amount

Account 188 - Research, Development, or Demonstration Expenditures		$-
TOTAL		$-

11

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Schedule XI - Proprietary Capital

Outstanding Close of Period
Account Number	Class of Stock	Number of Shares Authorized	Par or Stated Value Per Share	No. of Shares	Total Amount
201	Common Stock Issued	50,000	$10.00	2,000	$20,000

Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

	Description				Amount

Account 211 - Miscellaneous Paid-in Capital					$-

Account 215 - Appropriated Retained Earnings					$-

				TOTAL	$-

Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

		Balance at	Net Income	Dividends	Balance at
	Description	Beginning of Year	or (loss)	Paid	Close of Year

Account 216 - Unappropriated Retained Earnings		$-	$-	$-	$-

	TOTAL	$-	$-	$-	$-

	Description				Amount
(In Thousands)

Account 219 - Other Comprehensive Income					($9,335)

				TOTAL	($9,335)

12

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Schedule XII - Long-Term Debt

(In Thousands)

Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

Name of Creditor	Terms of Obligation Class & Series of Obligation	Date of Maturity	Interest Rate	Amount Authorized	Balance at Beginning of Year	Additions	Deductions	Balance at Close of Year

Account 223 - Advances from
Associate
Companies				$-	$-	$-	$-	$-

Account 224 - Other Long-Term
Debt				$-	$-	$-	$-	$-

				TOTAL	$-	$-	$-	$-

13

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Schedule XIII - Current and Accrued Liabilities

(In Thousands)

Instructions:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 233 - Notes Payable to Associate Companies	$-	$-

TOTAL	$-	$-

Account 234 - Accounts Payable to Associate Companies
Entergy Arkansas, Inc.	$12,085	$15,256
Entergy Louisiana, Inc.	2,179	1,951
Entergy Mississippi, Inc.	1,318	1,113
Entergy New Orleans, Inc.	517	55,743
Entergy Gulf States, Inc.	2,703	2,480
Entergy Corporation	2	5,918
Entergy Operations, Inc.	16	614
Entergy Enterprises, Inc.	-	14
System Fuels, Inc.	3	-
System Energy Resources, Inc.	9	42
Money Pool (See Note 3)	61,546	9,384
TOTAL	$80,378	$92,515

Account 242 - Miscellaneous Current and Accrued Liabilities
Accrued Rent Expense	$6,598	$5,070
Accrued Severence Pay	250	106
Row Transmission Liability	752	846
TOTAL	$7,600	$6,022

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Schedule XIV - Notes to Financial Statements

Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See pages 14-A thru 14-I

14

Schedule XIV - Notes to Financial Statements

 For the Year Ended December 31, 2003

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and System of Accounts

 Entergy Services, Inc. (Entergy Services), a wholly owned subsidiary of Entergy Corporation, was authorized to conduct business as a service company for Entergy Corporation and its various subsidiaries (Entergy) by order of the Securities and Exchange Commission (SEC) dated March 1963 and made permanent March 1965. Entergy Services is organized along functional lines to accomplish its purpose of providing management, administrative, and technical services to Entergy. Such services are priced so that Entergy Services operates on a break-even basis.

Entergy Services maintains its accounts in accordance with the Public Utility Holding Company Act of 1935, as administered by the SEC, and has adopted a system of accounts consistent with the system of accounts prescribed by the Federal Energy Regulatory Commission. Certain reclassifications may have been made to conform to current period presentation.

Use of Estimates in the Preparation of Financial Statements

 The preparation of Entergy Services' financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Depreciation and Amortization

 Depreciation is computed on a straight-line basis at rates based on the estimated service lives of the various classes of property, which range from 5 to 15 years. Amortization of leasehold improvements is computed on a straight-line basis over the lease term. Amortization of computer software is computed on a straight-line basis over a 3 year term.

Income Taxes

 Entergy Services accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement and tax basis of assets, liabilities, and loss carryforwards. Additionally, such deferred income taxes are computed based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

Entergy Services joins its parent and the other Entergy Corporation subsidiaries in filing a consolidated Federal income tax return. Income taxes (benefits) are allocated to Entergy Services in proportion to its consolidated taxable income. SEC regulations require that neither Entergy Services nor its affiliates pay more income taxes than it would have paid had a separate income tax return been filed. In addition, Entergy Services files a consolidated Arkansas and combined Mississippi income tax return with certain other Entergy Corporation subsidiaries and separate company income tax returns for Louisiana, Washington D.C., and Texas, and Connecticut.

Investment tax credits are deferred and amortized based upon the average useful life of the related property, beginning with the year utilized on the consolidated tax return.

14A

Cash and Cash Equivalents

 Entergy Services considers all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value Disclosures

 Entergy Services considers the carrying amounts of financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.

NOTE 2. INCOME TAXES

Deferred income tax assets (liabilities) are comprised of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002
Deferred Tax Assets:
Deferred compensation	$23,888	$17,907
Operating reserves	35,368	27,563
Pension related items	41,563	18,312
Other	19,404	15,527
Total	120,223	79,309

Deferred Tax Liabilities:
Property	(16,681)	(16,375)

Net Deferred Tax Assets	$103,542	$62,934

The benefit associated with these deferred tax assets has been or will be utilized in the Entergy Corporation consolidated return. The ultimate realization of these deferred tax assets for Entergy Services is dependent upon the allocation of the tax benefit from the Entergy Corporation consolidated return.

Entergy Services' effective income tax rate was 100% in 2003 and 2002 compared to the current Federal statutory income tax rate of 35%. The primary reason for the difference between the effective and statutory income tax rates is that Entergy Services collects revenue adequate to fund its income tax expense. The provision for inter-company expense (benefit) in lieu of federal income taxes for the years ended December 31, 2003 and 2002 consisted of the following (in thousands):

	2003	2002
Current:
Federal	$36,702	$11,400
State	4,296	2,340
Total	40,998	13,740

Deferred:
Federal	(34,926)	(16,420)
State	(6,185)	(3,337)
Total	(41,111)	(19,757)
Total income tax expense	($113)	($6,017)

14B

NOTE 3. LINES OF CREDIT AND RELATED SHORT-TERM BORROWINGS

Entergy Services has SEC authorization, through November 30, 2004, to effect short-term borrowings from Entergy Corporation in an aggregate amount outstanding at any one time of up to $200 million through a borrowing arrangement with interest rates based on a prime rate. Entergy Services borrowed $60 million under this arrangement during 2003. As of December 31, 2003, there was no outstanding balance under this loan. This borrowing arrangement was not used during 2002.

Entergy Services participates with certain other Entergy companies in a System Money Pool (Money Pool) arrangement whereby those companies with available funds may invest in the Money Pool while certain other companies may borrow on a short-term basis from the Money Pool, thereby reducing the dependence on external short-term borrowings. As authorized by the SEC, the borrowings by Entergy Services from the Money Pool, combined with any external borrowings, may not exceed the amount of the unused portion of the borrowing arrangement discussed above.

The borrowings and applicable interest rates under the Money Pool arrangement were as follows (dollars in thousands):
	2003	2002

Average borrowing	$32,138	$12,560
Maximum borrowing at month end	$91,769	$61,545
Average effective interest rate:
During the year	1.2%	1.9%
At end of year	1.1%	1.4%

At December 31, 2003 and 2002, Entergy Services' temporary borrowing position in the Money Pool was $9.4 million and $61.5 million, respectively.

NOTE 4. EMPLOYEE BENEFITS

Employee Benefit Plans

 Entergy Services participates in two plans, the Equity Ownership Plan and the Equity Awards Plan, that grant stock options, equity awards, and incentive awards based on specified performance goals to certain key employees.  The costs of the awards are charged to income over the period of the grant or the restricted period, as appropriate.  Entergy Services recorded compensation expense of $33.1 million in 2003 and $29.7 million in 2002 for the costs of these awards.

Employees of Entergy Services are also eligible to participate in the Savings Plan of Entergy Corporation and Subsidiaries (Savings Plan) upon meeting certain eligibility requirements.  The Savings Plan is a defined contribution plan covering eligible employees of Entergy and its subsidiaries who have completed certain service requirements.  The Savings Plan provides that the employing Entergy subsidiary may make matching contributions to the plan in an amount equal to 75% of the participant's basic contribution (which may be up to 6% of their salary) in shares of Entergy Corporation common stock if the employee directs their company-matching contribution to the purchase of Entergy Corporation's common stock or make matching contributions in an amount equal to 50% of the employee's basic contribution (which may be up to 6% of their salary) if the employee directs their company-matching contribution to other investment funds. In 2003 and 2002, Entergy Services contributed $7.1 million and $6.7 million, respectively, to the Savings Plan.

14C

Effective February 1, 2004, the employing Entergy subsidiary will make matching contributions to the Savings Plan in an amount equal to 70% of the participants' basic contributions, up to 6% of their eligible earnings.  The 70% match will be allocated to investments as directed by the employee.

Retirement and Other Postretirement Benefit Plans

 Eligible employees of Entergy Services are provided pension and certain health care and life insurance benefits upon retirement. Substantially all employees may become eligible for these benefits if they reach retirement age while working for Entergy Services.

Eligible employees of Entergy Services participate in the Entergy Corporation Retirement Plan for Non-Bargaining Employees. This pension plan is noncontributory and provides pension benefits that are based on employees' credited service and compensation during the final years before retirement. Entergy Services funds pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plans include common and preferred stocks, fixed-income securities, interest in a money market fund, and insurance contracts. As of December 31, 2003 and 2002, Entergy Services recognized an additional minimum pension liability for the excess of the accumulated benefit obligation over the fair market value of plan assets.

Total 2003 and 2002 pension and other postretirement costs for Entergy Services, including capitalized amounts, included the following components (in thousands):
	Pension		Other Postretirement Benefits
	2003	2002	2003	2002

Service cost	$14,119	$11,535	$5,945	$5,423
Interest cost	21,616	21,027	7,895	7,155
Expected return on assets	(15,148)	(15,488)	-	-
Amortization of transition asset	(167)	(167)	410	704
Amortization of prior service cost	528	528	(1,249)	124
Recognized net (gain)/loss	-	-	3,521	2,040
Curtailment loss	4,651	-	7,347	-
Special termination benefits	6,844	-	716	-
Net pension cost	$32,443	$17,435	$24,585	$15,446

14D

			Other Postretirement
	Pension		Benefits
	2003	2002	2003	2002

Change in the Projected Benefit Obligation (PBO)/Accumulated Postretirement Obligation (APBO)
Balance at beginning of year	$329,563	$269,054	$127,074	$90,920
Service cost	14,119	11,535	5,945	5,423
Interest cost	21,616	21,027	7,895	7,155
Plan particpant contributions	-	-	857	-
Actuarial (gain)/loss	23,855	34,154	19,178	28,430
Benefits paid	(6,976)	(6,207)	(7,186)	(4,854)
Change in plan provisions (a)	-	-	(26,981)	-
Curtailments	4,484	-	7,706	-
Special termination benefits	6,844	-	716	-
Balance at end of year	$393,505	$329,563	$135,204	$127,074

Change in Plan Assets
Fair value of assets at beginning of year	$149,210	$168,254	$-	$-
Actual return on plan assets	38,225	(12,837)	-	-
Employer contributions	-	-	6,329	4,854
Benefits paid	(6,976)	(6,207)	(7,186)	(4,854)
Plan participant contributions	-	-	857	-
Fair value of assets at end of year	$180,459	$149,210	$-	$-

Funded status	($213,046)	($180,353)	($135,204)	($127,074)

Amounts Not Recognized in the Balance Sheet:
Unrecognized transition (asset)/obligation	(311)	(478)	-	7,025
Unrecognized prior service cost	3,558	4,253	(18,327)	431
Unrecognized net (gain)/loss	141,953	141,175	69,280	53,623
Net Amount recognized	($67,846)	($35,403)	($84,251)	($65,995)

Amounts Recognized in the Balance Sheet
Prepaid/(accrued) pension liability	($67,846)	($35,403)
Additional minimum pension liability	(82,233)	(101,285)
Intangible asset	3,558	4,253
Accumulated other comprehensive income	15,359	17,015
Regulatory asset	63,316	80,017
Net amount recognized	($67,846)	($35,403)

(a)	Reflects plan design changes, including a change in the participation assumption for non-bargaining employees effective August 1, 2003.

14E

Pension and Other Postretirement Plans' Assets

 Entergy's pension and postretirement plans weighted-average asset allocations by asset category at December 31, 2003 and 2002 are as follows:

	Pension		Postretirement
	2003	2002	2003	2002

Domestic Equity Securities	56%	50%	37%	34%
International Equity Securities	14%	10%	0%	1%
Fixed Income Securities	28%	37%	60%	64%
Other	2%	3%	3%	3%

Entergy's trust asset investment strategy is to invest the assets in a manner whereby long term earnings on the assets (plus cash contributions) provide adequate funding for retiree benefit payments.  Adequate funding is described as a 90% confidence that assets equal or exceed liabilities due five years in the future, and a corresponding 75% confidence level ten years out.  The mix of assets is based on an optimization study that identifies asset allocation targets in order to achieve the maximum return for an acceptable level of risk while minimizing the expected contributions and pension and postretirement expense.

To perform such an optimization study, Entergy first makes assumptions about certain market characteristics, such as expected asset class investment returns, volatility (risk) and correlation coefficients among the various asset classes.  Entergy does so by examining (or hiring a consultant to provide such analysis) historical market characteristics of the various asset classes over all of the different economic conditions that have existed.  Entergy then examines and projects the economic conditions expected to prevail over the study period.  Finally, the historical characteristics to reflect the expected future conditions are adjusted to produce the market characteristics that will be assumed in the study.

The optimization analysis utilized in Entergy's latest study produced the following approved asset class target allocations.  A new study has been recently completed and will be implemented during 2004.

	Pension	Postretirement

Domestic Equity Securities	54%	37%
International Equity Securities	12%	8%
Fixed Income Securities	30%	55%
Other (Cash and GACs)	4%	0%

These allocation percentages combined with each asset class' expected investment return produced an aggregate return expectation of 9.59% for pension assets, 5.45% for taxable postretirement assets, and 7.19% for non-taxable postretirement assets.  These returns are consistent with Entergy's disclosed expected return on assets of 8.75% (non-taxable assets) and 5.5% (taxable assets).

Since precise allocation targets are inefficient to manage security investments, the following ranges were established to produce an acceptable economically efficient plan to manage to targets:

	Pension	Postretirement

Domestic Equity Securities	49 % to 59%	32 % to 42%
International Equity Securities	7% to 17%	3% to 12%
Fixed Income Securities	25% to 35%	50% to 60%
Other	0% to 10%	0% to 5%

14F

Accumulated Pension Benefit Obligation

 The accumulated pension benefit obligation for Entergy Services as December 31, 2003 and 2002 was $335.5 million and $288 million, respectively.

Estimated Future Benefit Payments

 Based upon the assumptions used to measure the Entergy Services' pension and postretirement benefit obligation at December 31, 2003, and including pension and postretirement benefits attributable to estimated future employee service, Entergy Services expects that pension and other postretirement benefits to be paid over the next ten years are as follows (in thousands):

	Estimated Future Pension Benefits Payments	Estimated Future Other Postretirement Benefits Payments

Year(s)
2004	$ 6,938	$ 8,212
2005	$ 6,989	$ 8,761
2006	$ 7,060	$ 8,964
2007	$ 7,172	$ 9,222
2008	$ 7,341	$ 9,271
2009 - 2013	$41,182	$48,535

Contributions

 In 2004, Entergy Services expects to contribute $39.4 million to the pension plans and $8.2 million to the other postretirement plans.

Additional Information

 The minimum pension liability decreased from $101.3 million in 2002 to $91 million in 2003.  This caused a decrease in the regulatory asset of $16.7 million, a decrease in Other Comprehensive Income of $1.6 million, and an increase in the intangible asset of $8.0 million.

Actuarial Assumptions

 The assumed health care cost trend rate used in measuring the other postretirement benefits' APBO was 10.0% for 2003, gradually decreasing each successive year until it reaches 4.5% in 2009 and beyond.  A one percentage-point increase in the assumed health care cost trend rate for 2003 would have increased the APBO by $15.4 million and increased the sum of the service cost and interest cost by $2.1 million.  A one percentage-point decrease in the assumed health care cost trend rate for 2003 would have decreased the APBO by $12.7 million and decreased the sum of the service cost and interest cost by $1.7 million.

14G

The significant actuarial assumptions used in determining the pension PBO and the SFAS 106 APBO for 2003, 2002, and 2001 were as follows:

	2003	2002	2001

Weighted-average discount rate	6.25%	6.75%	7.50%
Weighted average rate of increase
in future compensation levels	3.25%	3.25%	4.60%
Expected long-term rate of
return on plan assets:
Taxable assets	5.50%	5.50%	5.50%
Non-taxable assets	8.75%	8.75%	9.00%

The significant actuarial assumptions used in determining the net periodic pension and other postretirement benefit costs for 2003, 2002, and 2001 were as follows:

	2003	2002	2001
Weighted-average discount rate:
Pension	6.75%	7.50%	7.50%
Other postretirement	6.71%	7.50%	7.50%
Weighted average rate of increase
in future compensation levels	3.25%	4.60%	4.60%
Expected long-term rate of
return on plan assets:
Taxable assets	5.50%	5.50%	5.50%
Non-taxable assets	8.75%	9.00%	9.00%

The remaining pension transition assets are being amortized over the greater of the remaining service period of active participants or 15 years and its SFAS 106 transition obligations are being amortized over 20 years.

Voluntary Severance Program

 During 2003, Entergy Services offered a voluntary severance program to certain groups of employees.  As a result of this program, Entergy Services recorded additional pension and postretirement costs (including amounts capitalized) of $19.6 million for special termination benefits and plan curtailment charges.  These amounts are included in the net pension cost and net postretirement benefit cost for the year ended December 31, 2003.

Medicare Prescription Drug, Improvement and Modernization Act of 2003

 In December 2003, the President signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 into law.  The Act introduces a prescription drug benefit under Medicare (Part D) as well as federal subsidy to employers who provide a retiree prescription drug benefit that is at least actuarially equivalent to Medicare Part D.

Currently, specific authoritative guidance on the accounting for the federal subsidy is pending.  As allowed by Financial Accounting Standards Board Staff Position No. FAS 106-1, Entergy Services has elected to record an estimate of the effects of the Act in accounting for its postretirement benefit plans under SFAS 106 and in providing disclosures required by SFAS No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits.

14H

Based on actuarial analysis of prescription drug benefits, estimated future Medicare subsidies are expected to reduce the December 31, 2003 Accumulated Postretirement Benefit Obligation of approximately $6.2 million.  For the year ended December 31, 2003 the impact of the Act on Net Postretirement Cost was immaterial, as it reflected only one month's impact of the Act. When specific guidance on accounting for federal subsidy is issued, these estimates could change.

NOTE 5. LEASES

 At December 31, 2003, Entergy Services had noncancelable operating leases with minimum lease payments as follows (in thousands):

2004	$18,087
2005	21,072
2006	14,503
2007	11,496
2008	11,644
Years thereafter	15,415
$92,217

Rent expense amounted to approximately $42.6 million and $46.9 million for 2003 and 2002, respectively.

NOTE 6. BULK POWER SYSTEM OPERATIONS

Entergy Services acts as agent for the coordination of joint bulk power system operations among the Entergy operating companies. All amounts receivable from the power purchasers or payable to the power suppliers as a result of the bulk power transactions are recorded in Entergy Services' accounts receivable or accounts payable balances, and have no effect on Entergy Services' income or expenses.

NOTE 7. TRANSACTIONS WITH AFFILIATES

Various Entergy Corporation subsidiaries rent office facilities and provide certain general and administrative services to Entergy Services. These expenses amounted to approximately $2.3 million and $2.1 million in 2003 and 2002, respectively.

NOTE 8. OTHER DEFERRED CREDITS

Other deferred credits (Account 253) consist principally of accrued pension and postretirement benefit liabilities in both 2003 and 2002.

14I

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Schedule XV Statement of Income

(In Thousands)

Account	Description	Current Year	Prior Year

	INCOME

457	Services rendered to associate companies	$783,690	$649,144
458	Services rendered to nonassociate companies	586	520
421	Miscellaneous income or loss	-	-
	Total Income	$784,276	$649,664

	EXPENSES - Income Statement

403	Depreciation Expense	16,852	15,799
404	Amortization of Limited - Term Electric Plant	8,953	8,182
408.1	Taxes Other than Income - Utility Operations	19,445	13,446
408.2	Taxes Other than Income - Other Income & Deducuctions	-	5
409.1	Income Taxes - Utility Operating Income	41,283	20,564
409.2	Income Taxes - Operating Income & Deductions	(285)	(6,824)
410.1	Provision for Deferred Inc Tax - Utility Operating Income	(40,024)	(19,757)
411.2	Provision for Deferred Inc Tax - Operating Income & Deductions	(1,087)	-
411.4	Investment Tax Credit Adjustments - Utility Operations	-	-
416	Cost/Expense - Mdse, Job, Contract Work	-	62
417.1	Expenses - Nonutility Operations	-	-
421	Miscellaneous Non-Operating Income	(190)	474
426.1	Donations	1,360	2,094
426.3	Penalties	45	95
426.4	Expenditures - Civic, Political, and Related Activities	5,820	4,495
426.5	Other Deductions	3,494	2,853
430	Interest on Debt to Associate Companies	495	366
431	Other Interest Expense	2	39
500-557	Power Production	54,222	49,780
560-574	Transmission & Distribution	25,191	24,555
580-598	Distribution Expense	19,376	17,803
850-894	Gas Operations	1,608	1,570
901-905	Customer Accounts	48,656	35,215
906-910	Customer Service & Informational Expenses	5,226	6,627
911-917	Sales Expenses	3,517	8,053
920	Administration & General Salaries	123,337	113,507
921	Office Supplies and Expenses	20,152	20,544
923	Outside Services Employed	30,443	33,577
924	Property Insurance Expense	1,251	2,707
925	Injuries & Damages Expense	3,505	3,872
926	Employee Pension & Benefits	90,440	54,935
928	Regulatory Commission Expense	9,076	8,224
930.1	General Advertising Expenses	511	727
930.2	Miscellaneous General Expense	11,015	11,365
931	Rents	42,141	44,096
935	Maintenance of General Plant	13,217	11,990
	Total Expenses - Income Statement	$559,047	$491,040

	EXPENSES - Balance Sheet

107EXP	Capital Charges to Expense	190,783	140,241
184EXP	Other Balance Sheet Charges to Expense	34,446	18,383

	Total Expenses - Balance Sheet	$225,229	$158,624

	Net Income or (Loss)	$-	$-

15

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Analysis of Billing

Associate Companies - Account 457

(In Thousands)

	Direct	Indirect	Compensation	Total
	Costs	Costs	For Use	Amount
Name of Associate Company	Charged	Charged	of Capital	Billed

Entergy Arkansas, Inc.	$117,070	$22,228	$-	$139,298

Entergy Gulf States, Inc.	152,557	29,961	-	182,518

Entergy Louisiana, Inc.	134,428	25,221	-	159,649

Entergy Mississippi, Inc.	69,964	13,203	-	83,167

Entergy New Orleans, Inc.	49,094	9,587	-	58,681

Entergy Corporation	14,846	3,054	-	17,900

System Fuels, Inc.	739	236	-	975

Entergy Enterprises, Inc.	61,903	12,313	-	74,216

Entergy Operations, Inc.	45,836	13,540	-	59,376

Entergy Power, Inc.	389	61	-	450

Deferred	7,460	-	-	7,460

TOTAL	$654,286	$129,404	$-	$783,690

16

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Analysis of Billing

Nonassociate Companies - Account 458

(In Thousands)

Instruction:
Provide a brief description of the services rendered to each nonassociate company:

	Direct	Indirect	Compensation		Excess	Total
	Cost	Cost	For Use	Total	Or	Amount
Name of Nonassociate Company	Charged	Charged	of Capital	Cost	Deficiency	Billed

Rent:
CoStreet Communications	$7	$-	$-	$7	$-	$7
Cushman & Wakefield of TX, Inc.	405	-	-	405	-	405
Datacom	35	-	-	35	-	35
Downtown Parking LTD	5	-	-	5	-	5
e.spire Communications, Inc.	4	-	-	4	-	4
Eller Media Company	1	-	-	1	-	1
Interstate FiberNet, Inc.	65	-	-	65	-	65
JP Fitness LLC	14	-	-	14	-	14
LEC Unwired LLC	4	-	-	4	-	4
Orbis1 LLC	3	-	-	3	-	3
Riverland Credit Union	6	-	-	6	-	6
Road Runner Hold Co. LLC	11	-	-	11	-	11
Southwestern Bell Telephone	4	-	-	4	-	4
Triangle Shrimphouse, Inc.	21	-	-	21	-	21
Other	1	-	-	1	-	1

	$586	$-	$-	$586	$-	$586

17

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Schedule XVI - Analysis of Charges for Service - Associate and Nonassociate Companies

(In Thousands)

Instruction:
Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

		Associate Company Charges			Nonassociate Company Charges			Total Charges for Service
		Direct	Indirect		Direct	Indirect		Direct	Indirect
Account	Description of Items	Cost	Cost	Total	Cost	Cost	Total	Cost	Cost	Total

	EXPENSES - Income Statement

403	Depreciation Expense	$-	$16,852	$16,852	$-	$-	$-	$-	$16,852	$16,852
404	Amortization of Limited-Term Electric Plant	-	8,953	8,953	-	-	-	-	8,953	8,953
408.1	Taxes Other than Income-Utility Operations	17,383	2,062	19,445	-	-	-	17,383	2,062	19,445
408.2	Taxes Other Than Income-Other Inc. & Deduc	-	-	-	-	-	-	-	-	-
409.1	Income Taxes - Utility Operating Income	-	41,283	41,283	-	-	-	-	41,283	41,283
409.2	Income Taxes - Other Income & Deductions	-	(285)	(285)	-	-	-	-	(285)	(285)
410.1	Provision for Deferred Inc Tax-Utility Operating Income	-	(40,024)	(40,024)	-	-	-	-	(40,024)	(40,024)
411.2	Provision for Deferred Inc Tax-Operating Inc. & Ded.	-	(1,087)	(1,087)	-	-	-	-	(1,087)	(1,087)
411.4	Investment Tax Credit Adjustments-Utility Operations	-	-	-	-	-	-	-	-	-
416	Cost/Expense - Mdse, Job , Contract Work	-	-	-	-	-	-	-	-	-
417.1	Expenses - Nonutility Operations	-	-	-	-	-	-	-	-	-
421	Misc Nonoperating Income	(97)	(93)	(190)	-	-	-	(97)	(93)	(190)
426.1	Donations	1,360	-	1,360	-	-	-	1,360	-	1,360
426.3	Penalties	45	-	45	-	-	-	45	-	45
426.4	Expenditures-Civic, Political, and Related Activities	5,820	-	5,820	-	-	-	5,820	-	5,820
426.5	Other Deductions	3,486	8	3,494	-	-	-	3,486	8	3,494
431	Other Interest Expense	2	-	2	-	-	-	2	-	2
500-557	Power Production	54,218	4	54,222	-	-	-	54,218	4	54,222
560-574	Transmission & Distribution	25,191	-	25,191	-	-	-	25,191	-	25,191
580-598	Distribution Expense	19,376	-	19,376	-	-	-	19,376	-	19,376
850-894	Gas Operations	1,608	-	1,608	-	-	-	1,608	-	1,608
901-905	Customer Accounts	48,656	-	48,656	-	-	-	48,656	-	48,656
906-910	Customer Service & Informational Expenses	5,226	-	5,226	-	-	-	5,226	-	5,226
911-917	Sales Expenses	3,517	-	3,517	-	-	-	3,517	-	3,517
920	Administration & General Salaries	119,867	3,470	123,337	-	-	-	119,867	3,470	123,337
921	Office Supplies and Expenses	20,881	(729)	20,152	-	-	-	20,881	(729)	20,152
923	Outside Services Employeed	29,513	930	30,443	-	-	-	29,513	930	30,443
924	Property Insurance Expense	1,186	65	1,251	-	-	-	1,186	65	1,251
925	Injuries & Damages Expense	2,985	520	3,505	-	-	-	2,985	520	3,505
926	Employee Pension & Benefits	89,890	550	90,440	-	-	-	89,890	550	90,440
928	Regulatory Commission Expense	9,076	-	9,076	-	-	-	9,076	-	9,076
930.1	General Advertising Expenses	511	-	511	-	-	-	511	-	511
930.2	Miscellaneous General Expense	11,011	4	11,015	-	-	-	11,011	4	11,015
931	Rents	41,217	338	41,555	586	-	-	41,803	338	42,141
935	Maintenance of General Plant	13,216	1	13,217	-	-	-	13,216	1	13,217
	Total Expenses - Income Statement	$525,144	$32,822	$557,966	$586	$-	$-	$525,730	$32,822	$558,552

	EXPENSES - Balance Sheet

107EXP	Capital Charges to Expense	$190,783	$-	$190,783	$-	$-	$-	$190,783	$-	$190,783
184EXP	Other Balance Sheet Charges to Expense	34,446	-	34,446	-	-	-	34,446	-	34,446
	Total Expenses - Balance Sheet	$225,229	$-	$225,229	$-	$-	$-	$225,229	$-	$225,229

	TOTAL EXPENSES	$750,373	$32,822	$783,195	$586	$-	$-	$750,959	$32,822	$783,782
	Compensation for use of Equity Capital	-	-	-	-	-	-	-	-	-

430	Interest on Debt to Associate Companies	-	495	495	-	-	-	-	495	495
	TOTAL COST OF SERVICE	$750,373	$33,317	$783,690	$586	$-	$-	$750,959	$33,317	$784,276

18

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Schedule XVII - Schedule of Expense Distribution by Department or Service Function

(In Thousands)
Instruction:
Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).
				DEPARTMENT OR SERVICE FUNCTION
Account
Number	Description of Items	Total Amount	Overhead	Human Resources & Administration	Legal	Public Relations & Affairs	Domestic Operations	Finance & Accounting

	EXPENSES - Income Statement
403	Depreciation Expense	$16,852	$-	$-	$-	$-	$-	$16,852
404	Amortization of Limited-Term Electric Plant	8,953	-	-	-	-	-	8,953
408.1	Taxes Other than Income - Utility Operations	19,445	5,200	862	977	344	390	3,264
408.2	Taxes Other than Income - Other Inc. & Deductions	-	-	-	-	-	-	-
409.1	Income Taxes - Utility Operating Income	41,283	41,283	-	-	-	-	-
409.2	Income Taxes - Other Income & Deductions	(285)	(285)	-	-	-	-	-
410.1	Provision for Deferred Inc Tax-Utility Operating Income	(40,024)	(40,024)	-	-	-	-	-
411.2	Provision for Deferred Inc Tax- Operating Inc. & Ded.	(1,087)	(1,087)	-	-	-	-	-
411.4	Investment Tax Credit Adjustments-Utility Operations	-	-	-	-	-	-	-
416	Cost. Expense - Mdse., Job, Contract Work	-	-	-	-	-	-	-
417.1	Expenses - Nonutility Operations	-	-	-	-	-	-	-
421	Misc Nonoperating Income	(190)	(92)	(98)	-	-	-	-
430	Interest on Debt to Associate Companies	495	495	-	-	-	-	-
431	Other Interest Expense	2	2	-	-	-	-	-
426.1	Donations	1,360	(249)	102	10	603	853	7
426.3	Penalties	45	45	-	-	-	-	-
426.4	Expenditures-Civic, Political, and Related Activities	5,820	557	309	-	3,695	-	-
426.5	Other Deductions	3,494	86	951	181	439	1,302	61
500-557	Power Production	54,222	772	1,214	13	511	481	11,177
560-574	Transmission & Distribution	25,191	1,481	(215)	2	-	-	22
580-598	Distribution Expense	19,376	1,152	4	1	(2)	-	171
850-894	Gas Operations	1,608	(23)	4	-	-	-	5
901-905	Customer Accounts	48,656	1,780	-	-	(5)	-	39
906-910	Customer Service & Informational Expenses	5,226	257	24	-	2,430	-	214
911-917	Sales Expenses	3,517	(437)	-	-	(6)	2	7
920	Administration & General Salaries	123,337	2,823	56,620	9,409	3,286	6,564	30,870
921	Office Supplies and Expenses	20,152	(589)	8,508	1,482	715	4,160	3,735
923	Outside Services Employeed	30,443	(215)	7,205	13,713	639	1,831	4,462
924	Property Insurance Expense	1,251	68	-	-	-	-	1,051
925	Injuries & Damages Expense	3,505	103	(26)	-	-	683	1,356
926	Employee Pension & Benefits	90,440	13,208	33,198	3,126	1,262	4,205	9,912
928	Regulatory Commission Expense	9,076	(1,238)	1	2,476	134	357	1,105
930.1	General Advertising Expenses	511	(2)	42	-	382	4	-
930.2	Miscellaneous General Expense	11,015	4,001	462	27	341	573	3,598
931	Rents	42,141	(931)	22,997	164	(21)	1,321	2,300
935	Maintenance of General Plant	13,217	1,129	4,764	7	2	3	78
	EXPENSES - Balance Sheet
107EXP	Capital Charges to Expense	190,783	8,056	12,899	2,485	176	2,167	28,440
184EXP	Other Balance Sheet Charges to Expense	34,446	1,631	1,473	4,243	14	102	10,853
		$784,276	$38,957	$151,300	$38,316	$14,939	$24,998	$138,532

19

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Schedule XVII - Schedule of Expense Distribution by Department or Service Function

(In Thousands)
Instruction:
Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).
		DEPARTMENT OR SERVICE FUNCTION
Account		Information	Supply		Regulated	Retail
Number	Description of Items	Technology	Chain	Nuclear	Operations	Services

	EXPENSES - Income Statement
403	Depreciation Expense	$-	$-	$-	$-	$-
404	Amortization of Limited-Term Electric Plant	-	-	-	-	-
408.1	Taxes Other than Income - Utility Operations	593	257	782	6,772	4
408.2	Taxes Other than Income - Other Inc. & Deductions	-	-	-	-	-
409.1	Income Taxes - Utility Operating Income	-	-	-	-	-
409.2	Income Taxes - Other Income & Deductions	-	-	-	-	-
410.1	Provision for Deferred Inc Tax-Utility Operating Income	-	-	-	-	-
411.2	Provision for Deferred Inc Tax- Operating Inc. & Ded.	-	-	-	-	-
411.4	Investment Tax Credit Adjustments-Utility Operations	-	-	-	-	-
416	Cost. Expense - Mdse., Job, Contract Work	-	-	-	-	-
417.1	Expenses - Nonutility Operations	-	-	-	-	-
421	Misc Nonoperating Income	-	-	-	-	-
430	Interest on Debt to Associate Companies	-	-	-	-	-
431	Other Interest Expense	-	-	-	-	-
426.1	Donations	-	-	-	34	-
426.3	Penalties	-	-	-	-	-
426.4	Expenditures-Civic, Political, and Related Activities	-	-	393	866	-
426.5	Other Deductions	-	1	4	469	-
500-557	Power Production	1,030	378	11,238	27,408	-
560-574	Transmission & Distribution	238	169	-	23,494	-
580-598	Distribution Expense	1,370	488	1	16,191	-
850-894	Gas Operations	-	-	-	1,622	-
901-905	Customer Accounts	2,024	-	-	44,801	17
906-910	Customer Service & Informational Expenses	1	-	(3)	2,303	-
911-917	Sales Expenses	-	-	-	3,986	(35)
920	Administration & General Salaries	4,581	1,840	(9)	7,339	14
921	Office Supplies and Expenses	522	334	87	1,197	1
922	Adminstrative Expense Transferred - Credit	-	-	-	-	-
923	Outside Services Employeed	(2,083)	1,264	48	3,576	3
924	Property Insurance Expense	-	130	-	2	-
925	Injuries & Damages Expense	-	-	76	1,313	-
926	Employee Pension & Benefits	1,577	706	3,481	19,747	18
928	Regulatory Commission Expense	-	-	166	6,075	-
930.1	General Advertising Expenses	-	-	-	85	-
930.2	Miscellaneous General Expense	38	719	806	450	-
931	Rents	13,250	62	2	3,186	(189)
935	Maintenance of General Plant	5,841	-	-	1,393	-
	EXPENSES - Balance Sheet
107EXP	Capital Charges to Expense	13,099	1,369	5,431	116,636	25
184EXP	Other Balance Sheet Charges to Expense	927	8,547	1,977	4,679	-
		$43,008	$16,264	$24,480	$293,624	($142)

20

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Departmental Analysis of Salaries

(In Thousands)

	Departmental Salary Expense
		Included in Amounts Billed to

Name of Department Indicate each department or service function	Total Amount	Parent Company	Other Associates	Non Associates	Number of Personnel End of Year

See page 21-A	$205,374	$4,184	$201,190	$-	2,755

TOTAL	$205,374	$4,184	$201,190	$-	2,755

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Outside Services Employed

(In Thousands)

Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included with one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each service type.

				Relationship
				"A" - Associate
				"NA" - Non
From Whom Purchased *	Address			Associate	Amount

See pages 21-B thru 21-I					$166,196

TOTAL					$166,196

21
ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Departmental Analysis of Salaries

(In Thousands)

	Departmental Salary Expense
Name of Department		Included in Amounts Billed to			Number of
Indicate each department	Total	Parent	Other	Non	Personnel
or service function	Amount	Company	Associates	Associates	End of Year

Overhead	$829	$3	$826	$-	18
Human Resources & Administration	9,660	212	9,448	-	126
Legal	11,059	1,200	9,859	-	101
Public Relations & Affairs	5,424	750	4,674	-	61
Domestic Operations	5,022	45	4,977	-	35
Finance & Accounting	44,589	1,932	42,657	-	506
Information Technology	8,010	18	7,992	-	89
Supply Chain	7,312	3	7,309	-	102
Nuclear	11,487	-	11,487	-	109
Regulated Operations	101,899	21	101,878	-	1,607
Retail Services	83	-	83	-	1

TOTAL	$205,374	$4,184	$201,190	$-	2,755

21-A

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Outside Services Employed

(In Thousands)

		Relationship
		"A" - Associate
		"NA" - Non
From Whom Purchased *		Associate	Amount

OUTSIDE SERVICES - LEGAL

Adams & Reese		NA	$132
Analysis Group, Inc.		NA	70
Ballard Spahr Andrews & Ingersoll		NA	40
Charles L. Katz		NA	139
Douglas B. Whiting, Attorney at Law		NA	46
Friday Eldredge & Clark		NA	98
Germer Bernsen & Gertz LLP		NA	293
Gordon Arata McCollam Duplantis & EAGA		NA	324
John C. Denman, Jr.		NA	107
Jones Day Reavis & Pogue		NA	1,397
Jones Walker & Waechter		NA	26
Katz Kutter Alderman Bryant		NA	30
King & Spalding		NA	82
Klett Lieber Rooney & Schorling		NA	43
Liskow & Lewis		NA	94
Locke Lidell & Sapp LLP		NA	115
McDermott Will & Emery		NA	567
Milling Benson Woodward Hillyer		NA	48
Morgan Lewis & Bockius LLP		NA	1,310
Morrison & Foerster LLP		NA	1,557
Paul Hastings Janofsky & Walker		NA	63
Phelps Dinbar LLP		NA	129
PricewaterhouseCoopers LLP		NA	81
Radey Thomas Yon & Clark PA		NA	32
Shook Hardy & Bacon		NA	27
Skadden Arps Slate Meagher & Flom		NA	5,773
Steeg & O'Connor LLC		NA	37
Swidler Berlin Shereff Friedman LLP		NA	42
Tabors Caramanis & Assoc.		NA	131
Taggart Morton Ogden Staub		NA	36
Taylor Porter Brooks		NA	35
Thelen Reid & Priest LLP		NA	827
Winston & Strawn		NA	374
Wise Carter Child & Caraway		NA	102
Other (62)		NA	6,120

	Total		$20,327

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Outside Services Employed

(In Thousands)
		Relationship
		"A" - Associate
		"NA" - Non
From Whom Purchased *		Associate	Amount

OUTSIDE SERVICE - PROFESSIONAL CONTRACT SERVICES

3M Co.		NA	$74
Accelarus, Inc.		NA	27
Accelerated Development		NA	31
Accenture LLP		NA	35,674
ACME Business Consulting, Inc.		NA	910
Ad Wynne Co., Inc.		NA	207
Advanced Information Services		NA	361
Air 2 LLC		NA	418
Alcade Solutions LLC		NA	122
Alliance Business Product		NA	42
Alliance for Competitive		NA	50
Alpha Sapience Consulting, Inc.		NA	99
Alpine Power Systems, Inc.		NA	37
Alstom EAI, CORP.		NA	160
Alstom ESCA		NA	386
American Appraisal Association, Inc.		NA	73
American Citadel Guard, Inc.		NA	67
American Compliance Training, Inc.		NA	33
American Interplex		NA	50
American Payment Systems, Inc.		NA	66
Analysis Group, Inc.		NA	135
Angels & Cowboys, Inc.		NA	45
Answerthink Consulting Group, Inc.		NA	64
Aon Consulting, Inc.		NA	1,582
Apogee Software Systems, Inc.		NA	56
Aristotle International, Inc.		NA	27
Atest Consultants, Inc.		NA	117
Audio Visual Innovations		NA	31
Ayco Co. LP		NA	241
Ballard Spahr Andrews & Ingersoll		NA	58
Barts Office Furniture Repairs		NA	75
BCP Technical Services, Inc.		NA	30
Bearing Point		NA	11,004
Bellsouth Communications		NA	98
Benoit Design, Inc.		NA	77
BIS Energy LLC		NA	5,968
Bob Collins Corporate Writing and Communications		NA	92
BOH Bros. Construction Co. LLC		NA	546
Bowne LLP		NA	25
Business Interiors LLC		NA	52
C. Lyle Barney Consulting		NA	54
CAAP, Inc.		NA	62
Cambridge Energy Research Association		NA	119
Camelot Communications, Inc.		NA	29
Capitol Hill Group		NA	215

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Outside Services Employed

(In Thousands)
		Relationship
		"A" - Associate
		"NA" - Non
From Whom Purchased *		Associate	Amount
Carma International, Inc.		NA	$44
Cetrom Consulting Engineering		NA	242
Charles River & Assoc.		NA	45
Chasemellon Shareholder		NA	48
Checkfree Corporation		NA	30
Christine Salcedo		NA	91
Citibank USA NA		NA	55
Comensura, Inc.		NA	2,458
Compaq Computer Corp.		NA	322
Computer Conditioning Corp.		NA	51
Comsys Information Technology		NA	59
Concord Communications, Inc.		NA	32
Conservation Fund		NA	30
Convector Consulting NA, Inc.		NA	120
Corporate Executive Board		NA	422
Craft Croswell, Inc.		NA	136
Curren & Landrieu		NA	39
Cushman & Wakefield of TX, Inc.		NA	401
Daryl Owen Assoc., Inc.		NA	140
Dashiell Corporation		NA	79
David Sibley		NA	120
DDA Computer Systems		NA	341
Delaune Security		NA	44
Delinea Corp.		NA	297
Deloitte & Touche LLP		NA	41
Deloitte & Touche Tax Tech LLP		NA	61
Deloitte Consulting		NA	110
Demand Exchange LLC		NA	50
Diversified Computer		NA	402
Dow Jones & Co., Inc.		NA	64
Drake Beam Morin, Inc.		NA	56
Dreamlight, Inc.		NA	31
Econat, Inc.		NA	398
Economist, Inc.		NA	75
Economy Com		NA	58
Edison Electric Institute		NA	373
El Dupont De Nemours & Co.		NA	183
Electrical Engineering Professional		NA	216
Electronic Data Systems Corp.		NA	3,472
Emerging Issues Policy Forum		NA	25
Englobal Engineering, Inc.		NA	437
Entech Software Corp.		NA	28
Environmental Management Services		NA	115
EPRI		NA	25
EPRI NDE Center		NA	367
EPSCO International LTD		NA	25
Equifax Credit Information Services		NA	79
ER Solutions, Inc.		NA	124
Ernst & Young LLP		NA	314
ESCA Corp.		NA	2,374
Etalk Corp.		NA	139

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Outside Services Employed

(In Thousands)
		Relationship
		"A" - Associate
		"NA" - Non
From Whom Purchased *		Associate	Amount
EZWare		NA	$42
Fact Based Management, Inc.		NA	198
Fedex Corp.		NA	71
Fisher Sheehan & Colton		NA	28
Flour Daniel, Inc.		NA	880
Flying Fish Creative Services		NA	41
Foresight Weather LLC		NA	25
Framatome ANP, Inc.		NA	491
FTN Assoc. LTD		NA	95
Fuelman of New Orleans		NA	99
Fulbright & Jaworski LLP		NA	26
GA Tech Research Corp.		NA	71
Gallaher & Assoc. LLC		NA	47
Gartner Group, Inc.		NA	78
General Electric		NA	32
General Physics Corp.		NA	58
General Reliability		NA	69
Gerald W. Tucker CPA		NA	174
Global Atmospherics, Inc.		NA	54
Global Insight, Inc.		NA	45
Global Project Management LLC		NA	29
Goldwest LLC		NA	54
Grubbs Hoskyn Barton & Wyatt, Inc.		NA	28
Gulfstar Group II LTD		NA	69
Harvey Construction Co., Inc.		NA	48
H.B. Neild & Sons, Inc.		NA	266
Herbert O'Donnell, Inc.		NA	271
Hi Tech Measurement LLC		NA	87
Highlines Construction Co., Inc.		NA	61
IA State University Foundation		NA	50
IBM Corp.		NA	1,236
IEX Corp.		NA	41
IK Power System Solutions, Inc.		NA	181
Independent Project Analysis, Inc.		NA	59
Indus International, Inc.		NA	564
Informatica Corp.		NA	28
International Maintenance Co., Inc.		NA	56
IPC Information Systems, Inc.		NA	33
Irby Construction Co.		NA	28
Itron, Inc.		NA	699
J. Cal, Inc.		NA	45
J. Howard & Assoc., Inc.		NA	621
JHS Associates LTD		NA	25
Jim Rubin Associates, Inc.		NA	127
Johnson & Johnson Healthcare Systems		NA	190
Keane, Inc.		NA	579
Key Equipment Finance		NA	95
Knowledgeport LLC		NA	78
Koch Energy Trading, Inc.		NA	153
KPMG LLP		NA	635
KPMG Peat Marwick LLP		NA	83
Kronish Lieb Weiner & Hellman		NA	544

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Outside Services Employed

(In Thousands)
		Relationship
		"A" - Associate
		"NA" - Non
From Whom Purchased *		Associate	Amount
LA Tech University		NA	$45
Lantrip Construction Co., Inc.		NA	271
Law Offices Of Samuel B. Sterrett		NA	40
Leading Technology Services		NA	215
LECG LLC		NA	95
Legislative Demograhic Services		NA	239
LEK Consulting		NA	838
Lexecon		NA	679
Lexis Nexis		NA	58
Liebery Corp.		NA	255
Lion Consulting, Inc.		NA	62
Logility, Inc.		NA	48
Magnolia Electric Co.		NA	25
Marion E. Council PE		NA	68
Market Strategies, Inc.		NA	378
Marketing Services, Inc.		NA	147
Marks Paper Company		NA	194
Marsh USA, Inc.		NA	197
Martech Consulting LLC		NA	190
Marvin Electric Service, Inc.		NA	101
Master Mechanical Contractors		NA	35
Mauell Corp.		NA	31
Maxine Cormier		NA	44
McKee Nelson LLP		NA	530
McKinsey & Co., Inc.		NA	125
MCR Performance Solutions LLC		NA	118
Mellon HR Solutions		NA	59
Mercury Interactive Corp.		NA	276
Metavante Corp.		NA	26
Metso Automation Scada Solutions, Inc.		NA	32
Michael G. Thompson		NA	106
Miller & Chevalier		NA	164
Mitsubishi Electric Power Products, Inc.		NA	55
Morgan Consulting, Inc.		NA	48
Morgan Stanley Capital Group, Inc.		NA	369
Morrow & Co., Inc.		NA	33
Motorola, Inc.		NA	705
Mueller Database Service & Maintenance		NA	181
Murr Engineering LLC		NA	140
MVRS, Inc.		NA	27
Nabco Mechanical & Electrical		NA	132
Nabholz Client Service		NA	44
Navigant Consulting, Inc.		NA	694
NEC America, Inc.		NA	30
New Energy Assoc.		NA	171
New Horizons Computer Learning		NA	33
New Persuasions Co., Inc.		NA	94
Nita Joan Sams Interiors		NA	28
Nobadeer Software Engineering		NA	489
Northbridge Group		NA	4,446
Open Access Technology Intl., Inc.		NA	31

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Outside Services Employed

(In Thousands)
		Relationship
		"A" - Associate
		"NA" - Non
From Whom Purchased *		Associate	Amount
Opex Corp.		NA	$71
PA Consulting Group		NA	574
Pace Global Energy Service LLC		NA	303
Pantellos Group Limited		NA	1,812
Parviz Rastgoufard Phd PE		NA	30
Paul Ott Carruth		NA	36
PeopleSoft USA, Inc.		NA	1,378
Personnel Consulting Group		NA	65
Personnel Research Assoc., Inc.		NA	126
Petrocon Engineering, Inc.		NA	50
Petroleum Industry Research Assoc.		NA	59
Pinkerton Systems Integration		NA	131
Platts		NA	222
PMCC, Inc.		NA	190
PMO Link, Inc.		NA	1,898
Powercomm Solutions LLC		NA	31
Powerplan Consultants, Inc.		NA	677
PR Newswire, Inc.		NA	29
Precision Consulting & Automation		NA	99
Predictive Power Services		NA	45
Press Association, Inc.		NA	38
PricewaterhouseCoopers LLP		NA	1,180
Priester Supply Co., Inc.		NA	495
Project Consultants Intl., Inc.		NA	40
Promocom, Inc.		NA	218
Quinn Gillespie & Assoc. LLC		NA	274
Reflection Software		NA	125
Revenew Intl., Inc.		NA	130
RGA Labs, Inc.		NA	39
RHR Intl., Co.		NA	447
Ridgways, Inc.		NA	76
Risk Management Alternatives, Inc.		NA	37
Rivel Research Group		NA	30
Robert H. Smith School of Business		NA	85
Rodney K. Gilbreath		NA	161
Roger A. Morin		NA	91
Ronald Doades & Co.		NA	80
Roy A. Giangrosso		NA	143
Roy J. Shanker Phd		NA	79
Sable Group, Inc.		NA	50
Sagent Technology, Inc.		NA	50
Saia Electric Corp.		NA	152
Salespage Technologies, Inc.		NA	127
SAP America, Inc.		NA	1,557
SAP Public Sector & Education, Inc.		NA	90
Saterley Consulting		NA	77
Science Applications Intl. Corp.		NA	336
Setrans		NA	81
Shearman & Sterling		NA	77
Shelton G. Cunningham, Jr.		NA	184

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Outside Services Employed

(In Thousands)
		Relationship
		"A" - Associate
		"NA" - Non
From Whom Purchased *		Associate	Amount
Sheridan Consulting Services		NA	$31
Signature Consultants		NA	33
Simgenics Corp.		NA	164
Sir Speedy		NA	225
Smartsignal Corp.		NA	976
Sodexho Services, Inc.		NA	1,230
Software Systems Development		NA	87
Source, Inc.		NA	67
Southern Media & Opinion		NA	52
Standard & Poors		NA	159
Star Service, Inc. of Jackson		NA	47
Strategic Flooring Services		NA	40
Strategic Procurement Solutions		NA	32
Structure Consulting Group LLC		NA	73
Sungard Recovery Services		NA	133
Sunland Construction, Inc.		NA	847
Sutherland Asbill & Brennan LLP		NA	63
System Management Software, Inc.		NA	86
Taxautomation, Inc.		NA	194
Tech Resources, Inc.		NA	84
Teco Group		NA	146
Thoma & Thoma Creative Service		NA	33
Thompson Group		NA	25
Thomson Financial Carson		NA	166
Todd Electric, Inc.		NA	69
Towers Perrin		NA	200
Trademark Construction &Remodeling		NA	53
TRC		NA	183
TRC Environmental Corp.		NA	25
Truepro Consulting Services		NA	1,649
Tucker Alan, Inc.		NA	183
Tulane University		NA	250
UMS Group North America, Inc.		NA	593
Uniworld Consulting, Inc.		NA	53
URS Corp.		NA	215
Utilities Intl., Inc.		NA	628
UTSI Intl. Corp.		NA	42
Vanallen Group, Inc.		NA	57
Veritas Software		NA	33
Vinson Guard Service, Inc.		NA	337
Wackenhut Corp.		NA	161
Wallk Haydel & Assoc., Inc.		NA	302
Washington Group International		NA	71
Washington Speakers Bureau		NA	30
Watson Wyatt & Co.		NA	166
WC Safety Systems, Inc.		NA	182
Weather Service International		NA	41
William Broadhurst		NA	46
Williamson Printing Corp.		NA	132
Wink Engineering		NA	379
Winrock International		NA	60
Wire One Technologies, Inc.		NA	104
Xansa		NA	233
Xerox Business Corp.		NA	286
Other (1,164)		NA	7,080
	Total		$131,316

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Outside Services Employed

(In Thousands)
		Relationship
		"A" - Associate
		"NA" - Non
From Whom Purchased *		Associate	Amount

OUTSIDE SERVICE - CONTRACT/DESIGN ENGINEERING

Boh Bros. Construction Co., LLC		NA	$137
Comensura, Inc.		NA	81
Cromwell Truemper Levy		NA	32
Electric Engineering Professional		NA	303
General Electric		NA	533
IEPSON Consulting Engineers		NA	90
IK Power System Solutions, Inc.		NA	689
ILD, Inc.		NA	51
J.J. Bergeron & Co., Inc.		NA	73
PCS 2000 LLC		NA	437
Power & Control Systems Intl., Inc.		NA	70
Power Engineers, Inc.		NA	29
Siemens Westinghouse Power		NA	116
Sunland Construction, Inc.		NA	711
URS Corp.		NA	74
Other (19)		NA	804

	Total		$4,230

OUTSIDE SERVICE - TEMPORARY EMPLOYEE SERVICES

BEA Systems, Inc.		NA	$200
Cetrom Consulting Engineering		NA	43
Comensura, Inc.		NA	8,572
Data Perfect		NA	331
Inroads, Inc.		NA	30
Jet Professionals LLC		NA	128
Manpower, Inc.		NA	27
Shuart & Associates		NA	30
Other (30)			96

	Total		$9,457

OUTSIDE SERVICE - OTHER

Comensura, Inc.		NA	$56
Environmental Management Services		NA	35
ICF Resources, Inc.		NA	26
Macgregor Energy Consultancy		NA	35
Metco Environmental, Inc.		NA	192
Stone & Webster Construction Co., Inc.		NA	55
URS Corp.		NA	25
Other (31)		NA	442

	Total		$866

	Grand Total		$166,196

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Employee Pensions and Benefits

(In Thousands)

Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

	Description	Amount

Medical & Other Benefits Under Flex Benefit Programs		$26,018
Pension Plans		32,438
Post Retirement Plan Benefits		24,412
Executive Supplemental Pension		11,941
Savings Plan		7,139
Employee Meetings/Functions/Awards		3,612
Educational Reimbursement		627
Other		800
	TOTAL	$106,987

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

General Advertising Expenses - Account 930.1

(In Thousands)

Instructions:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

Description	Name of Payee Amount*	Amount

Advertising in Newpapers, Periodicals,	Stone & Ward	$208
Billboards, Radio, etc.	Henneman Design	23
	National Urban League	20
	NACME, Inc.	15
	Greater Baton Rouge Business	10
	Hotel Monaco New Orleans	8
	LA Municipal Assoc. Black Caucus	8
	NAACP	8
	Showtime Expo Group	7
	Culver CO, Inc.	7
	Minority Business News USA	6
	American Association of Blacks in Energy	5
	Clout Ministerial Alliance, Inc.	5

22
ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

General Advertising Expenses - Account 930.1

(In Thousands)

Description	Name of Payee Amount*	Amount
	LA Inner City Business	$5
	Edison Electric Institute	5
	Adele Dauphin	4
	Black Caucus Police Jury of Louisiana	4
	LA Chapter National Conference	4
	National Organization of Black	3
	Houston Minority Business Council	3
	Inroads, Inc.	3
	VCI Intl, Inc.	3

Fees and expenses of advertising agencies and	MC Media LLC	9
commercial artists	Sanchnowitz & Co	3
	MC Photo	3

Printing of Booklets, Dodgers, Bulletins, etc.	Reni Publishing	5
	La Chiva Prints, Inc.	3

Employee Expenses	Payroll/Employee Expenses	13

Others	Others (60)	111
	Total	$511

* The activity shown here may be duplicated in the "Other Deductions - Account 426.5" Schedule.

22-A

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Miscellaneous General Expenses

(In Thousands)

Instructions:
Provide a listing of the amount included in "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441(b)(2)) shall be separately classified.

Description	Amount

Payroll	$1,877
Contract Services	1,897
Employee Expenses	1,326
Industry Association Dues / Corporate Memberships	973
Other Corporate Expenses	5,053

TOTAL	$11,126

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Rents

(In Thousands)

Instructions.
Provide a listing of the amount included "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

Type of Property	Amount

Building & Property	$26,286
Equipment & Facilities	3,169
Computer Hardware	3,392
Computer Software	11,425
Other	(1,625)

TOTAL	$42,647

23
ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Taxes Other Than Income Taxes

(In Thousands)

Instructions:
Provide an analysis of "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

Kind of Tax		Amount

Taxes Other Than U.S. Government Taxes
Property taxes		$2,091
Unemployment taxes		134
Other taxes		1,237
	Total	$3,462
U.S. Government Taxes
FICA taxes		$17,621
Unemployment taxes		183
	Total	$17,804

	TOTAL	$21,266

24

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Donations - Account 426.1

(In Thousands)

Instructions:
Provide a listing of the amount included in Account 426.1, "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

Name of Recipient	Purpose of Donation	Amount

Capital Area United Way	Corporate Sponsorship	$102
Democratic Leadership Council	Building Fund Contribution	65
American Association of Blacks in Energy	Corporate Sponsorship	20
Edison Electric Institute	Corporate Sponsorship	40
Razorback Foundation	Corporate Sponsorship	10
Congressional Black Caucus	Building Fund Contribution	6
Hard Rock Café	Corporate Sponsorship	5
March of Dimes	Corporate Sponsorship	5
Institute of Internal Auditors	Corporate Sponsorship	5
Taste of the South	Corporate Sponsorship	5
Public Affairs Council	Corporate Sponsorship	4
Institute of Public Relations	Corporate Sponsorship	5
Others (22)		17

Employee Services:
Manage Contributions		1,071

	TOTAL	$1,360

25
ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Other Deductions - Account 426.5

(In Thousands)

Instructions:
Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.

Description	Name of Payee *	Amount

Restructuring Costs - Transition to Competition	Employee Benefits	$29
	Other	148

Perform Executive Functions	Exployee Expenses	522
	Miscellaneous Income Deduction	20
	Other	97

Manage Legal Affairs - Regulator	Employee Benefits	4
	Employee Expenses	70
	Payroll	28
	Payroll Taxes	2
	Other	86

Perform Lobbying Activities	Employee Benefits	16
	Employee Expenses	9
	Payroll	186
	Payroll Taxes	12
	Other	151

Manage Political Organizations	Employee Benefits	18
	Employee Expense	35
	Payroll Expense	121
	Payroll Taxes	6
	Other	23

Corporate Strategy and Analysis	Employee Expense	303
	Miscellaneous Income Deduction	7
	Payroll Expense	9
	Other	1,292

Other Expenses	Various Vendors	300

	TOTAL	$3,494

* The activity shown here may be duplicated in the "Outside Services Employed" Schedule.

26

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Schedule XVIII - Notes to Statement of Income

Instructions:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on Pages 14-A through 14-I.

27

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ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Organization Charts

See page 29 - A

ANNUAL REPORT OF ENTERGY SERVICES, INC.

Methods of Allocation

See pages 29 - B thru 29 - D

ANNUAL REPORT OF ENTERGY SERVICES, INC.

Annual Statement of Compensation for Use of Capital Billed

- None -

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Organization Charts

Chairman

    Corporate
        Human Resources & Administration
        Legal
        Public Relations & Affairs
        Domestic Operations

    Finance
        Finance and Accounting
        Information Technology
        Supply Chain

    Retail Services

    Nuclear

    Regulated Operations

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Methods of Allocation

Note: Each allocation formula is based on data relevant to the participating Client Companies to whom the services are provided and the department providing the service.

Energy Sales
    Based on total kilowatt-hours of energy sold to consumers.

Customers
    Based on a twelve-month average of Residential, Commercial, Industrial, Government, and Municipal general business electric/gas customers.

Employees
    Based on the number of full time employees at year-end.

Responsibility Ratio
    The Responsibility Ratio of a company is the ratio of the company's load at time of system peak load. The peak load is the average of the twelve monthly highest clock hour demands in kilowatts of the Company's interconnected system, occurring each month coincident with the System peak load, during the twelve-month period ending with the current month.

Transmission Line Miles
    Based on the number of miles of transmission lines, weighted for design voltage. (Voltage < 400kv = 1, Voltage >= 400kv = 2)

Substations
    Distribution Substations is based on the number of high voltage substations weighted for voltage. (Voltage < 500kv = 1, Voltage >= 500kv = 2)

Gas Consumption
    Based on the volume of natural gas consumed annually by all gas fired generating units within the Entergy System.

Level of ESI Service
    Based on Entergy Services' total billings to each Client Company excluding corporate overhead.

System Capacity (Non-Nuclear)
    Based on the power level, rated in kilowatts, that could be achieved if all generating units were operating at maximum capability simultaneously.

Labor Dollars Billed
    Based on total labor dollars billed to each company.

Distribution Line Miles
    Based on the number of miles of distribution lines of 34.5kv or less.

Coal Consumption
    Based on the quantity of tons of coal delivered annually to each coal plant within the Entergy System.

Accounts Payable Transactions
    Based on the number of accounts payable transactions processed annually for each Entergy System Company.

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Methods of Allocation

Square Footage
    Based on square footage occupied by Entergy Services functional business units.

Insurance Premiums (Non-Nuclear)
    Based on non-nuclear insurance premiums.

Asset Locations
    Based on the number of asset locations at period end.

Average Outstanding Capital Expenditure Authorizations (CEAs) and Storm Job Orders (SJOs)
    Based on a twelve-month average of outstanding CEAs and SJOs.

Total Assets
    Based on total assets at period end.

Bank Accounts
    Based on the number of bank accounts at period end.

Server and Mainframe Usage Composite
    Based on the use of historical expenditures of mainframe and Unix servers and related database information.

General Ledger Transactions
    Based on the number of general ledger transactions for the period.

Fiber
    Based on capacity and use of the Entergy System's fiber optic network.

Paychecks
    Based on the number of paychecks issued to each Legal Entity at period end.

Transition to Competition
    Based on a twelve-month average of Residential, Commercial, Industrial, Government, and Municipal general business of gas and/or electric.

Telephones
    Based on the number of telephones within each Legal Entity at period end.

Nuclear Units/Nuclear Sites
    Based on the number of nuclear units/sites managed and operated by each Entergy System Company.

Call Centers
    Based on the number of customer calls for each Legal Entity at period end.

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Methods of Allocation

Accounts Receivable Invoices
    Based on the number of accounts receivable invoices processed annually for each Entergy System Company.

Property and Liability Paid Losses
    Based on a five-year annual average of the property and liability losses paid by the system companies.

Composite - Supply Chain (Number of Transactions, Stockroom Count, and Procurement Total Spending)
    Based on three components with weighting to each: number of transactions (37.5%), stockroom count (37.5%), and procurement total spending (25%).

Supply Chain - Inventory Management Fossil, Transmission, and Distribution Issues/Transfers and Returns
    Based on the number of issues, transfers, and return transactions for each Legal Entity at period end.

Supply Chain - Procurement Total Spending
    Based on the dollar amount of procurement spending within each Legal Entity at period end.

Remote Access Services (RAS) Ids
    Based on the number of RAS Ids within each Legal Entity at period end.

Vehicles
    Based on the number of vehicles owned by each Legal Entity at period end.

Distribution Substation Transformers
    Based on the number of distribution substations at period end.

Managed Accounts
    Based on the number of industrial and commercial managed accounts, excluding non-regulated Texas.

Supply Chain Labor Dollars
    Based on the labor dollars for the transformer, meter, and light shops.

Radio Usage
    Based on usage on Entergy's two-way radio system.

Total Information Technology Spend
    Based on total dollars spent on the Information Technology plan.

Average Number of Capital Expenditures Authorization Project for Information Technology, Customer Service, Distribution, and Transmission
    Based on a twelve-month average of outstanding Capital Expenditure Authorizations for the Information Technology, Customer Service, Distribution, and Transmission organizations.

Section 263A Tax Benefits
    Based on Section 263A tax benefits for each Legal Entity.

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ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Appendix

Information in Compliance With Item 4 of SEC

Letter Dated December 29, 1986

(In Thousands)

Cost of services charged to project codes established to track cost of functions
performed by System Fuels, Inc. (SFI) personnel transferred to Entergy Services,	Amount
Inc. (Entergy Services).

Direct Cost:
Labor and related cost	$75
Other direct cost	36
Indirect cost	19

Total	130

Cost of services charged to work orders not related to the transfer of SFI
personnel	845

Total cost of services performed by Entergy Services and billed to SFI	$975

Amounts billed to Operating Companies for Fuel Oil Program*	$750

Deferred Cost/Services	-

Charged to Nuclear Fuel Inventory	225

Charged to Gas and Oil Development and Production Program	-

Total	$975

* Amounts charged to the Fuel Oil Program as a component of period cost. For 2003, based on monthly averages, period costs were allocated 10% to Entergy Arkansas, Inc. (EAI), 50% to Entergy Louisiana, Inc. (ELI), 29% to Entergy Mississippi, Inc. (EMI), and 11% to Entergy New Orleans, Inc. (ENOI).

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2003

Appendix

Information in Compliance With Item 4 of SEC

Letter Dated December 29, 1986

Allocation of Indirect Cost

Indirect cost is comprised of labor loading and variable overhead. The labor loading and variable overhead are allocated to project codes on the basis of labor dollars charged to each project code.

Fuel Department Cost

The labor costs of Entergy Services personnel performing work for SFI are recorded by a process similar to all other costs incurred by Entergy Services. Various Project Codes have been established at Entergy Services to track the cost of functions performed by Entergy Services personnel for SFI matters which are billed 100% to SFI.

Services Provided

The Finance Operations Center provides accounting services to SFI in the following areas: financial and operating information services, accounting services relative to SFI's owned and leased properties, fuel oil inventory accounting, nuclear fuel inventory accounting, billing of fuels and services provided to the Operating Companies, assist in the coordination and preparation of budgets and forecasts for SFI, provides data required by various regulatory and other agencies, and provides accounts payable services.

Changes in Organization

As previously reported, the System's fuel planning and procurement administration was reorganized during 1988, which redefined the fuels management roles and placed the responsibility for most fuel procurement decisions with the Entergy Corporation System Executives.

In general, the Operating Companies execute and administer power plant gas and coal contracts under an acquisition and administration policy. Financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities are still performed by Entergy Services personnel.

ANNUAL REPORT OF ENTERGY SERVICES, INC.

Signature Clause

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Entergy Services, Inc.
 (Name of Reporting Company)

By:/s/ Nathan E. Langston
(Signature of Signing Officer)

Nathan E. Langston
Senior Vice President and Chief Accounting Officer
(Printed Name and Title of Signing Officer)

Date: April 27, 2004